Columbia
Property Trust

Q3
2014

Supplemental Information




221



Forward Looking Statements:

On the Cover: Left - 222 East 41st Street in New York, NY; Middle - 221 Main Street in San Francisco, CA; Right - 650 California Street in San Francisco, CA

Corporate

One Glenlake Parkway, Suite 1200
Atlanta, Georgia 30328
404.465.2200
www.columbiapropertytrust.com

Executive and Senior Management

E. Nelson Mills
Chief Executive Officer,
President and Director

James A. Fleming
Executive Vice President
Chief Financial Officer

Brian Berry
Senior Vice President
Eastern Region

Drew Cunningham
Senior Vice President
Real Estate Operations

David Dowdney
Senior Vice President
Western Region

Wendy Gill
Senior Vice President
Corporate Operations and
Chief Accounting Officer

Kevin Hoover
Senior Vice President
Real Estate Transactions

Board of Directors

Charles R. Brown
Independent Director

Richard W. Carpenter
Independent Director

Bud Carter
Independent Director

John L. Dixon
Independent Director
Chairman

Murray J. McCabe
Independent Director

E. Nelson Mills
Chief Executive Officer
President

George W. Sands
Independent Director

Neil H. Strickland
Independent Director

Thomas G. Wattles
Independent Director

Corporate Counsel

King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309
T 404-572-4600
www.kslaw.com

Investor Relations

James A. Fleming
Executive Vice President & Chief Financial Officer
T 404-465-2126
E Jim.Fleming@columbiapropertytrust.com

Krister Romeyn
Director - Shareholder Services
T 404-465-2231
E Krister.Romeyn@columbiapropertytrust.com

Shareholder Services

T 855-347-0042 (toll free)
F 816-701-7629
E shareholders@columbiapropertytrust.com

Unaudited

Columbia Property Trust, Inc. (the "Company") is a fully integrated office REIT with a focus on investing in and managing high quality commercial office properties in primary U.S. markets nationwide. As of September 30, 2014, the Company owned controlling interests in 36 office properties and one hotel, which included 57 operational buildings. These office properties comprised approximately 16.5 million square feet of commercial space and are located in 12 states, and the District of Columbia. Of the office properties, 35 are wholly owned and one is owned through a consolidated subsidiary. As of September 30, 2014, the office properties were approximately 93.5% leased. The Company is based in Atlanta, GA. For more information about Columbia Property Trust, please visit our website at www.columbiapropertytrust.com.

This data supplements the information provided in our reports filed with the Securities and Exchange Commission and should be reviewed in conjunction with such filings.

	As of Period End 9/30/2014
Select Portfolio Statistics	
Number of Properties / Buildings	37 / 57
Office Rentable Square Footage (in thousands)	16,468
Percent Leased	93.5%
Percent Occupied	92.9%
Percentage of Properties Multi-Tenant / Single (1)	66% / 34%
Office Percentage of Portfolio (2)	98%
Numbers of Markets / States (3)	15 / 13
Percentage of ALR from Top-10 Markets	89%
Percentage of Portfolio Central Business District / Suburban (1)	54% / 46%
Weighted Average Tenant Credit Rating (1) (4)	A-
Weighted Average Lease Term Remaining (1)	6.1 Years
Balance Sheet ($ in thousands)	
Gross Real Estate Assets (5)	$5,497,405
Gross Real Estate Assets - Unencumbered (5) (6)	$3,493,827
Total Gross Debt	$1,840,824
Percentage of Gross Real Estate Assets - Unencumbered / Gross Real Estate Assets	63.6%
Total Debt / Gross Real Estate Assets	33.5%
Rating / Outlook	
Standard & Poor's	BBB- / Stable
Moody's	Baa3 / Positive
Number of Employees	96

(1) Based on Annualized Lease Revenue (ALR).
(2) Based on square feet.
(3) Includes Washington, D.C.
(4) Based on rated tenants.
(5) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.
(6) Unencumbered assets are those not subject to mortgage debt.

Unaudited (in thousands except for per-share data, percentages and ratios)

	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Common Stock Data (Listed on the NYSE under ticker CXP on 10/10/2013)					
Weighted-Average Shares Outstanding - Basic	124,863	124,860	124,851	129,410	134,668
Weighted-Average Shares Outstanding - Diluted	124,938	124,919	124,887	129,410	134,668
High Closing Price	$ 26.09	$ 29.13	$ 27.73	$ 25.07	N/A
Low Closing Price	$ 23.85	$ 26.01	$ 23.12	$ 22.16	N/A
Average Closing Price	$ 25.37	$ 27.24	$ 25.15	$ 23.17	N/A
Closing Price (end of quarter)	$ 23.87	$ 26.01	$ 27.25	$ 25.00	N/A
Dividends / Share (annualized)	$ 1.20	$ 1.20	$ 1.20	$ 1.20	$ 1.52
Dividend Yield (annualized) (1)	5.0%	4.6%	4.4%	4.8%	N/A
Common Shares Outstanding (1)	124,969	124,966	124,964	124,830	N/A
Market Value of Shares (1)	$ 2,983,010	$ 3,250,366	$ 3,405,269	$ 3,120,750	N/A
Enterprise Value (1) (2)	$ 4,823,834	$ 4,887,010	$ 4,894,721	$ 4,610,999	N/A

Equity Research Coverage

Sheila McGrath
Evercore
T 212-497-0882

Brad Burke
Goldman Sachs & Co.
T 917-343-2082

Mitch Germain
JMP Securities
T 212-906-3546

Vance Edelson
Morgan Stanley
T 212-761-4000

Steve Manaker, CFA
Oppenheimer & Co
T 212-667-5950

Debt Research Coverage

Mark Streeter
J.P. Morgan Securities
T 212-834-5086

Rating Agencies

Lori Marks
Moody's Investor Services
T 212-553-1098

Jaime Gitler, CFA
Standard & Poor's
T 212-438-5049

(1) Based on closing price and ending shares for last day of quarter.
(2) Market value of shares plus gross debt.

Unaudited ($ in thousands except for per-share data)

	Twelve Months Ended 12/31/2014	
	Low	High
Net Income per Share	$0.35	$0.37
Real Estate Depreciation & Amortization per Share	$1.57	$1.57
Other (1)	$0.09	$0.09
Normalized Funds From Operations per Share	**$2.01**	**$2.03**

The Company's guidance for 2014 is based on the following assumptions for the Company's portfolio.

- Leased percentage at year end of 92% to 94%
- Same Store Cash NOI Growth of 3.0% to 4.0%
- GAAP Straight Line Rental Income of $8M to $9M
- General & Administrative of $32M to $33M (2)
- No additional dispositions (as of 10/30/14, $426M has been completed)
- No additional acquisitions (as of 10/30/14, $539M has been completed)

2014 Weighted-average common shares outstanding - diluted 124,980

Note: The Company's financial guidance excludes real estate gains and losses, impairments, acquisition costs, disposition costs, and the impact of the GAAP treatment of gain or loss on interest rate swaps.

Investor Conference Call and Webcast:

The Company will host a conference call and live audio webcast, both open for the general public to hear, on Friday, October 31, 2014, at 10:00 a.m. ET to discuss quarterly financial results, business highlights and provide a Company update. The number to call for this interactive teleconference is (212) 231-2902. A replay of the conference call will be available through November 7, 2014, by dialing (800) 633-8284 or (402) 977-9140 and entering the confirmation number, 21734135.

(1) As defined, in addition to depreciation and amortization per share, impairment charges of $0.12 per share in the first and second quarter of 2014 and acquisition fees of $0.11 per share in the second and third quarter, offset by gains on sales of real estate assets of $0.14 per share, are required to reconcile Net Income per share to Normalized FFO per share.

(2) Excludes any unusual or one-time items.

NOTE: These estimates reflect management's view of current market conditions and incorporate certain economic and operational assumptions and projections. This annual guidance includes the continued repositioning of the portfolio based on the above assumptions. Actual results could differ from these estimates. Note that individual quarters may fluctuate on both a cash basis and an GAAP basis due to lease commencements and expirations, the timing of repairs and maintenance, capital expenditures, capital markets activities and one-time revenue or expense events. In addition, the Company's guidance is based on information available to management as of the date of this release.

Unaudited ($ in thousands except for square feet, per-share data, percentages and ratios)

	Three Months Ended				
Operating Information	**9/30/2014**	**6/30/2014**	**3/31/2014**	**12/31/2013**	**9/30/2013**
Percent Leased (page 24)	93.5%	93.5%	92.4%	92.3%	93.2%
New Leases - Square Feet (page 23)	78,043	129,729	17,395	331,701	133,785
Renewal Leases - Square Feet (page 23)	44,986	63,558	442,646	170,755	394,896
Rental Income (page 9)	104,938	103,821	100,567	100,639	101,859
Total Revenues (page 9)	136,981	136,757	129,168	133,387	132,502
Straight Line Rent (page 11)	2,195	1,789	2,090	3,246	5,638
Total Operating Expenses (page 9)	112,153	110,532	109,731	102,898	100,211
Incremental Capital (page 25)	7,917	13,776	1,846	2,091	3,022
Non-Incremental Capital (page 25)	10,491	11,203	19,344	18,118	14,595
Cash NOI (page 13)	86,125	86,783	83,249	86,817	92,410
Adjusted EBITDA (page 14)	81,984	84,006	78,869	84,207	90,379
Net Income (page 9)	24,988	8,021	3,400	12,927	4,800
Net Income per Share (page 9) - Basic	0.20	0.06	0.03	0.10	0.04
Net Income per Share (page 9) - Diluted	0.20	0.06	0.03	0.10	0.04
Normalized FFO (page 11)	64,102	66,595	63,103	67,417	71,364
Normalized FFO per Share (page 11) - Basic	0.51	0.53	0.51	0.52	0.53
Normalized FFO per Share (page 11) - Diluted	0.51	0.53	0.51	0.52	0.53
AFFO (page 11)	49,400	56,034	41,273	45,943	50,626
AFFO per Share (page 11) - Basic	0.40	0.45	0.33	0.36	0.38
AFFO per Share (page 11) - Diluted	0.40	0.45	0.33	0.36	0.38
Gross Dividends	37,492	37,490	37,489	37,449	50,994
Dividends per Share	0.30	0.30	0.30	0.30	0.38
Balance Sheet Information (as of period end)					
Gross Real Estate Assets (1) (page 8)	5,497,405	5,274,020	5,077,919	5,090,989	5,700,726
Total Assets (page 8)	4,883,587	4,681,371	4,548,130	4,592,482	5,562,625
Net Debt (2) (page 8)	1,793,510	1,586,366	1,402,202	1,389,324	1,649,999
Gross Debt (page 8)	1,840,824	1,636,644	1,489,452	1,490,249	1,711,040
Ratios					
NOI Margin (3)	65.2%	65.5%	66.4%	64.5%	65.9%
Fixed Charge Coverage Ratio (4)	4.52	4.74	4.71	4.79	4.70
Net Debt to Adjusted EBITDA (5)	5.47	4.72	4.44	4.12	4.56
Total Debt / Gross Real Estate Assets	33.5%	31.0%	29.3%	29.3%	30.0%
Normalized FFO Payout Ratio (6)	58.5%	56.3%	59.4%	55.5%	71.5%
AFFO Payout Ratio (7)	75.9%	66.9%	90.8%	81.5%	100.7%

(1) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.

(2) Net debt is calculated as the total principal amount of debt outstanding less cash and cash equivalents and discount on bonds payable.

(3) NOI margin is calculated as GAAP NOI divided by total GAAP revenues for continuing and discontinued operations.

(4) Fixed charge coverage is calculated as Adjusted EBITDA divided by the sum of interest expense, principal amortization, and capitalized interest.

(5) Adjusted EBITDA is annualized for the purposes of this calculation.

(6) Calculated as gross dividends for the quarter divided by Normalized FFO for the quarter.

(7) Calculated as gross dividends for the quarter divided by AFFO for the quarter.

NOTE: This section includes non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. Quantitative reconciliations of the differences between the non-GAAP financial measures presented and the most directly comparable GAAP financial measures are shown on pages 12, 14 & 15. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the Company's financial condition and results of operations can be found on pages 27 & 28.

Unaudited (in thousands)

	As of Period End				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Assets:					
Real estate assets, at cost:					
Land	$ 789,967	$ 749,068	$ 703,552	$ 706,938	$ 784,381
Buildings and improvements	3,676,473	3,662,480	3,575,295	3,580,784	4,006,305
Buildings and improvements, accumulated depreciation	(630,114)	(641,687)	(631,773)	(604,497)	(666,162)
Intangible lease asset	561,859	578,162	578,797	580,195	649,773
Intangible lease asset, accumulated amortization	(302,713)	(308,341)	(307,524)	(298,975)	(344,274)
Construction in progress	16,479	18,943	10,480	7,949	5,900
Real estate assets held for sale	257,768	64,336	-	-	-
Real estate assets held for sale, accumulated depreciation	(46,637)	(14,527)	-	-	-
Total real estate assets	**$ 4,323,082**	**$ 4,108,434**	**$ 3,928,827**	**$ 3,972,394**	**$ 4,435,923**
Cash and cash equivalents	46,433	49,334	86,243	99,855	59,908
Tenant receivables, net of allowance for doubtful accounts	8,200	7,154	8,140	7,414	11,103
Straight line rent receivable	113,645	117,991	116,343	113,592	137,980
Prepaid expenses and other assets	28,320	27,974	39,969	32,423	33,679
Deferred financing costs, less accumulated amortization	9,334	9,527	9,588	10,388	11,129
Intangible lease origination costs	329,538	355,393	360,080	365,487	434,723
Intangible lease origination costs, accumulated amortization	(216,091)	(221,615)	(219,623)	(216,598)	(257,694)
Deferred lease costs	131,511	138,736	128,679	114,902	141,889
Deferred lease costs, accumulated amortization	(34,238)	(33,096)	(30,116)	(27,375)	(32,015)
Investment in development authority bonds	120,000	120,000	120,000	120,000	586,000
Other assets held for sale	37,484	5,835	-	-	-
Other assets held for sale, accumulated amortization	(13,631)	(4,296)	-	-	-
Total assets	**$ 4,883,587**	**$ 4,681,371**	**$ 4,548,130**	**$ 4,592,482**	**$ 5,562,625**
Liabilities:					
Line of credit and notes payable	$ 1,590,824	$ 1,386,644	$ 1,239,452	$ 1,240,249	$ 1,461,040
Bonds payable	250,000	250,000	250,000	250,000	250,000
Discount on bonds payable	(881)	(944)	(1,007)	(1,070)	(1,133)
Accounts payable, accrued expenses, and accrued capital expenditures	100,911	98,737	90,096	99,678	93,965
Due to affiliates	-	-	-	-	8,875
Deferred income	26,478	24,353	24,628	21,938	28,290
Intangible lease liabilities	159,241	155,014	150,285	150,364	180,356
Intangible lease liabilities, accumulated amortization	(80,043)	(78,945)	(79,502)	(76,500)	(93,130)
Obligations under capital leases	120,000	120,000	120,000	120,000	586,000
Liabilities held for sale	5,469	5,046	-	-	-
Liabilities held for sale, accumulated amortization	(2,432)	(3,719)	-	-	-
Total liabilities	**$ 2,169,567**	**$ 1,956,186**	**$ 1,793,952**	**$ 1,804,659**	**$ 2,514,263**
Equity:					
Common stock	1,249	1,249	1,249	1,248	1,342
Additional paid in capital	4,601,363	4,600,874	4,600,355	4,600,166	4,836,291
Cumulative distributions in excess of earnings	(1,886,346)	(1,873,842)	(1,844,373)	(1,810,284)	(1,785,762)
Other comprehensive loss	(2,246)	(3,096)	(3,053)	(3,307)	(3,509)
Total Columbia Property Trust, Inc. equity	**$ 2,714,020**	**$ 2,725,185**	**$ 2,754,178**	**$ 2,787,823**	**$ 3,048,362**
Total liabilities and equity	**$ 4,883,587**	**$ 4,681,371**	**$ 4,548,130**	**$ 4,592,482**	**$ 5,562,625**

Unaudited (in thousands, except per-share amounts)

	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Revenues:					
Rental income	$ 104,938	$ 103,821	$ 100,567	$ 100,639	$ 101,859
Tenant reimbursements	23,861	22,934	23,733	24,292	23,073
Hotel income	6,732	6,505	4,061	5,452	6,788
Other property income (1)	573	359	360	519	347
Lease termination income (2)	877	3,138	447	2,485	435
Total revenues	**$ 136,981**	**$ 136,757**	**$ 129,168**	**$ 133,387**	**$ 132,502**
Operating expenses:					
Property operating costs	41,144	38,832	38,980	40,123	39,783
Hotel operating costs	5,039	4,689	4,141	4,566	4,693
Asset and property management fees	682	675	289	289	239
Depreciation	29,980	30,169	27,304	27,285	27,155
Amortization	19,476	20,221	18,521	19,121	19,705
Impairment loss on real estate assets	-	1,432	13,550	-	-
General and administrative	7,836	8,412	6,946	8,210	7,880
Listing costs	-	-	-	3,304	756
Acquisition fees and expenses	7,996	6,102	-	-	-
Total operating expenses	**$ 112,153**	**$ 110,532**	**$ 109,731**	**$ 102,898**	**$ 100,211**
Operating income	**$ 24,828**	**$ 26,225**	**$ 19,437**	**$ 30,489**	**$ 32,291**
Other income (expense):					
Interest expense	(17,473)	(17,060)	(16,110)	(16,520)	(17,460)
Capital lease obligation interest expense	(1,800)	(1,800)	(1,800)	(6,671)	(9,107)
Development authority bond income	1,800	1,800	1,800	6,671	9,107
Interest and other income	3	2	10	9	18
Interest rate swap valuation adjustment	1,300	1,227	1,097	1,176	892
Interest expense associated with interest rate swaps	(1,328)	(1,332)	(1,327)	(1,320)	(1,311)
Total other income (expense)	**$ (17,498)**	**$ (17,163)**	**$ (16,330)**	**$ (16,655)**	**$ (17,861)**
Income before income tax (expense) benefit and gains on sale of real estate assets	**$ 7,330**	**$ 9,062**	**$ 3,107**	**$ 13,834**	**$ 14,430**
Income tax (expense) benefit	(409)	(351)	344	146	(424)
Income from continuing operations before gains on sale of real estate assets	**$ 6,921**	**$ 8,711**	**$ 3,451**	**$ 13,980**	**$ 14,006**
Gain on sale of real estate assets	18,607	-	-	-	-
Income from continuing operations	**$ 25,528**	**$ 8,711**	**$ 3,451**	**$ 13,980**	**$ 14,006**
Discontinued operations:					
Operating income (loss)	(540)	(40)	277	(2,264)	(9,206)
Gain (loss) from sale of discontinued operations	-	(650)	(328)	1,211	-
Loss from discontinued operations	**$ (540)**	**$ (690)**	**$ (51)**	**$ (1,053)**	**$ (9,206)**
Net income	**$ 24,988**	**$ 8,021**	**$ 3,400**	**$ 12,927**	**$ 4,800**
Weighted-average common shares outstanding - basic	124,863	124,860	124,851	129,410	134,668
Net income per share - basic	**$ 0.20**	**$ 0.06**	**$ 0.03**	**$ 0.10**	**$ 0.04**
Weighted-average common shares outstanding - diluted	124,938	124,919	124,887	129,410	134,668
Net income per share - diluted	**$ 0.20**	**$ 0.06**	**$ 0.03**	**$ 0.10**	**$ 0.04**

(1) Other property income includes (i) property management fee income, (ii) cafeteria revenue and (iii) fitness center revenue.

(2) Includes adjustments for straight-line rent related to lease terminations.

Unaudited (in thousands, except per-share amounts)

	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Revenues:					
Rental income	$ -	$ 1	$ 3	$ 5,360	$ 14,220
Tenant reimbursements	15	151	(51)	1,354	3,294
Total revenues	**$ 15**	**$ 152**	**$ (48)**	**$ 6,714**	**$ 17,514**
Operating expenses:					
Property operating costs	7	82	(347)	2,519	6,341
Asset and property management fees	-	-	7	52	141
Depreciation	-	-	-	404	3,756
Amortization	-	-	-	878	2,322
Impairment loss on real estate assets	-	-	-	-	12,870
General and administrative	548	110	18	69	219
Total operating expenses	**$ 555**	**$ 192**	**$ (322)**	**$ 3,922**	**$ 25,649**
Operating income (loss)	**$ (540)**	**$ (40)**	**$ 274**	**$ 2,792**	**$ (8,135)**
Other income (expense):					
Interest expense	-	-	-	(425)	(1,127)
Interest and other income	-	-	3	69	60
Loss on the early extinguishment of debt	-	-	-	(4,709)	-
Total other income (expense)	**$ -**	**$ -**	**$ 3**	**$ (5,065)**	**$ (1,067)**
Income (loss) before income tax (expense) benefit	**$ (540)**	**$ (40)**	**$ 277**	**$ (2,273)**	**$ (9,202)**
Income tax (expense) benefit	-	-	-	9	(4)
Operating income (loss) from discontinued operations	**$ (540)**	**$ (40)**	**$ 277**	**$ (2,264)**	**$ (9,206)**
Gain (loss) on disposition of discontinued operations	-	(650)	(328)	1,211	-
Gain (loss) from sale of discontinued operations	**$ -**	**$ (650)**	**$ (328)**	**$ 1,211**	**$ -**
Loss from discontinued operations	**$ (540)**	**$ (690)**	**$ (51)**	**$ (1,053)**	**$ (9,206)**
Weighted-average common shares outstanding - basic	124,863	124,860	124,851	129,410	134,668
Loss per share - basic	**$ (0.00)**	**$ (0.01)**	**$ (0.00)**	**$ (0.01)**	**$ (0.07)**
Weighted-average common shares outstanding - diluted	124,938	124,919	124,887	129,410	134,668
Loss per share - diluted	**$ (0.00)**	**$ (0.01)**	**$ (0.00)**	**$ (0.01)**	**$ (0.07)**

Unaudited (in thousands, except per-share amounts)

	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Net Operating Income - Cash Basis	**$ 86,125**	**$ 86,783**	**$ 83,249**	**$ 86,817**	**$ 92,410**
Lease termination income - cash (1) (2)	(181)	6,314	181	2,056	6
General and administrative (G&A)	(7,836)	(8,412)	(6,946)	(8,210)	(7,880)
Shelf registration costs	269	-	-	-	-
Stock based compensation expense in G&A (3)	488	516	507	855	-
Straight-line rent receivable write-off in G&A (4)	-	114	-	70	-
Interest expense - cash	(18,017)	(17,617)	(16,700)	(17,186)	(17,543)
Income tax (expense) benefit	(409)	(351)	344	146	(424)
Discontinued operations adjustments	(548)	(110)	(18)	(487)	(1,348)
Non-incremental capital expenditures (2) (5)	(10,491)	(11,203)	(19,344)	(18,118)	(14,595)
AFFO	**$ 49,400**	**$ 56,034**	**$ 41,273**	**$ 45,943**	**$ 50,626**
Additional amortization of lease assets (liabilities) (2) (6)	931	924	276	85	411
Straight-line rental income (2)	2,195	1,789	2,090	3,246	5,638
Straight-line lease termination income	1,058	(3,290)	266	359	429
Gain on interest rate swaps	1,300	1,227	1,097	1,176	892
Stock based compensation expense in G&A (3)	(488)	(516)	(507)	(855)	-
Non-cash interest expense (2) (7)	(785)	(776)	(736)	(655)	(1,227)
Total other non-cash adjustments	4,211	(642)	2,486	3,356	6,143
Non-incremental capital expenditures (2) (5)	10,491	11,203	19,344	18,118	14,595
Normalized FFO	**$ 64,102**	**$ 66,595**	**$ 63,103**	**$ 67,417**	**$ 71,364**
Weighted-average common shares outstanding - basic	124,863	124,860	124,851	129,410	134,668
Normalized FFO per share (basic)	**$ 0.51**	**$ 0.53**	**$ 0.51**	**$ 0.52**	**$ 0.53**
AFFO per share (basic)	**$ 0.40**	**$ 0.45**	**$ 0.33**	**$ 0.36**	**$ 0.38**
Weighted-average common shares outstanding - diluted	124,938	124,919	124,887	129,410	134,668
Normalized FFO per share (diluted)	**$ 0.51**	**$ 0.53**	**$ 0.51**	**$ 0.52**	**$ 0.53**
AFFO per share (diluted)	**$ 0.40**	**$ 0.45**	**$ 0.33**	**$ 0.36**	**$ 0.38**

(1) Excludes adjustments for straight line-rent related to lease terminations.

(2) Includes amounts attributable to consolidated properties, including both continuing and discontinued operations.

(3) This item represents the noncash impact of compensation expense related to stock grants under our 2013 Long-Term Incentive Plan within general and administrative expense.

(4) Includes adjustments for straight line-rent related to lease terminations within general and administrative expense.

(5) See page 28 of this supplemental report for a description of Non-Incremental Capital Expenditures.

(6) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.

(7) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

Unaudited (in thousands, except per-share amounts)

	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Net Income	$ 24,988	$ 8,021	$ 3,400	$ 12,927	$ 4,800
Depreciation of real estate assets (1)	29,980	30,169	27,304	27,689	30,911
Amortization of lease-related costs (1)	19,476	20,221	18,521	19,999	22,027
(Gain) loss on sale of real estate assets - discontinued operations	-	650	328	(1,211)	-
Gain on sale of real estate assets - continuing operations	(18,607)	-	-	-	-
Impairment loss on real estate assets (1)	-	1,432	13,550	-	12,870
FFO	$ 55,837	$ 60,493	$ 63,103	$ 59,404	$ 70,608
Real estate acquisition-related costs	7,996	6,102	-	-	-
Listing costs	-	-	-	3,304	756
Shelf registration costs	269	-	-	-	-
Loss on early extinguishment of debt	-	-	-	4,709	-
Normalized FFO	$ 64,102	$ 66,595	$ 63,103	$ 67,417	$ 71,364
Additional amortization of lease assets (liabilities) (2)	(931)	(924)	(276)	(85)	(411)
Straight-line rental income (1)	(2,195)	(1,789)	(2,090)	(3,246)	(5,638)
Straight-line lease termination income	(1,058)	3,290	(266)	(359)	(429)
Gain on interest rate swaps	(1,300)	(1,227)	(1,097)	(1,176)	(892)
Stock based compensation expense in G&A (3)	488	516	507	855	-
Non-cash interest expense (4)	785	776	736	655	1,227
Total other non-cash adjustments	(4,211)	642	(2,486)	(3,356)	(6,143)
Non-incremental capital expenditures (1) (5)	(10,491)	(11,203)	(19,344)	(18,118)	(14,595)
AFFO	$ 49,400	$ 56,034	$ 41,273	$ 45,943	$ 50,626
Weighted-average common shares outstanding - basic	124,863	124,860	124,851	129,410	134,668
Normalized FFO per share (basic)	$ 0.51	$ 0.53	$ 0.51	$ 0.52	$ 0.53
AFFO per share (basic)	$ 0.40	$ 0.45	$ 0.33	$ 0.36	$ 0.38
Weighted-average common shares outstanding - diluted	124,938	124,919	124,887	129,410	134,668
Normalized FFO per share (diluted)	$ 0.51	$ 0.53	$ 0.51	$ 0.52	$ 0.53
AFFO per share (diluted)	$ 0.40	$ 0.45	$ 0.33	$ 0.36	$ 0.38

(1) Includes amounts attributable to consolidated properties, including both continuing and discontinued operations.

(2) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.

(3) This item represents the noncash impact of compensation expense related to stock granted under our 2013 Long-Term Incentive Plan.

(4) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

(5) See page 28 of this supplemental report for a description of Non-Incremental Capital Expenditures.

Unaudited (in thousands)

		Three Months Ended								
		9/30/2014		6/30/2014		3/31/2014		12/31/2013		9/30/2013
GAAP Basis										
Revenues:										
Rental Income	$	99,000	$	98,068	$	98,018	$	97,408	$	98,260
Tenant Reimbursements		23,455		21,991		22,923		23,206		21,794
Hotel Income		6,732		6,505		4,061		5,452		6,788
Other Property Income		573		359		360		519		347
Total Revenues	$	**129,760**	$	**126,923**	$	**125,362**	$	**126,585**	$	**127,189**
Operating Expenses:										
Property Operating Costs		(39,134)		(36,857)		(37,837)		(39,130)		(38,748)
Hotel Operating Costs		(5,039)		(4,689)		(4,141)		(4,566)		(4,693)
Total Operating Expenses	$	**(44,173)**	$	**(41,546)**	$	**(41,978)**	$	**(43,696)**	$	**(43,441)**
Net Operating Income GAAP - Same Store	$	**85,587**	$	**85,377**	$	**83,384**	$	**82,889**	$	**83,748**
Net Operating Income from:										
Acquisitions (1)		3,137		1,869		-		-		-
Dispositions (2)		553		2,418		2,356		7,437		15,072
Net Operating Income GAAP - Total	$	**89,277**	$	**89,664**	$	**85,740**	$	**90,326**	$	**98,820**
Cash Basis										
Revenues:										
Rental Income	$	96,505	$	95,578	$	94,991	$	94,121	$	93,297
Tenant Reimbursements		23,455		21,991		22,923		23,206		21,794
Hotel Income		6,732		6,505		4,061		5,452		6,788
Other Property Income		573		359		361		519		347
Total Revenues	$	**127,265**	$	**124,433**	$	**122,336**	$	**123,298**	$	**122,226**
Operating Expenses:										
Property Operating Costs		(38,385)		(36,108)		(37,088)		(38,381)		(37,999)
Hotel Operating Costs		(5,039)		(4,689)		(4,141)		(4,566)		(4,693)
Total Operating Expenses	$	**(43,424)**	$	**(40,797)**	$	**(41,229)**	$	**(42,947)**	$	**(42,692)**
Net Operating Income Cash - Same Store	$	**83,841**	$	**83,636**	$	**81,107**	$	**80,351**	$	**79,534**
Net Operating Income from:										
Acquisitions (1)		1,807		943		-		-		-
Dispositions (2)		477		2,204		2,142		6,466		12,876
Net Operating Income Cash - Total	$	**86,125**	$	**86,783**	$	**83,249**	$	**86,817**	$	**92,410**
Reconciliation of GAAP to Cash Net Operating Income										
Net Operating Income GAAP - Total	$	**89,277**	$	**89,664**	$	**85,740**	$	**90,326**	$	**98,820**
Less amounts included in GAAP basis rental income:										
Straight-line rental income (excluding lease terminations) (3)		(2,195)		(1,789)		(2,090)		(3,246)		(5,638)
Net effect of above/(below) lease market amortization (3)		(957)		(1,092)		(401)		(263)		(772)
Net Operating Income Cash - Total	$	**86,125**	$	**86,783**	$	**83,249**	$	**86,817**	$	**92,410**

(1) Includes the following acquisitions: 650 California Street and 221 Main Street.

(2) Includes the following dispositions: 9 Technology Drive, 7031 Columbia Gateway Drive, 200 South Orange, 180 Park Avenue #103, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

(3) Includes amounts attributable to consolidated properties, including both continuing and discontinued operations.

Unaudited (in thousands)

	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Net Income	$ 24,988	$ 8,021	$ 3,400	$ 12,927	$ 4,800
Net interest expense	19,273	18,860	17,910	23,191	26,567
Interest income from development authority bonds	(1,800)	(1,800)	(1,800)	(6,671)	(9,107)
Income tax expense (benefit)	409	351	(344)	(146)	424
Depreciation	29,980	30,169	27,304	27,285	27,155
Amortization	19,476	20,221	18,521	19,121	19,705
EBITDA	$ 92,326	$ 75,822	$ 64,991	$ 75,707	$ 69,544
Impairment loss	-	1,432	13,550	-	-
(Gain) on sale of real estate assets	(18,607)	-	-	-	-
Listing costs	-	-	-	3,304	756
Shelf registration costs	269	-	-	-	-
Real estate acquisition-related costs	7,996	6,102	-	-	-
Discontinued operations adjustments	-	650	328	5,196	20,079
Adjusted EBITDA	$ 81,984	$ 84,006	$ 78,869	$ 84,207	$ 90,379
General and administrative	7,836	8,412	6,946	8,210	7,880
Shelf registration costs in G&A	(269)	-	-	-	-
Straight-line rent receivable write-off in G&A (1)	-	(114)	-	(70)	-
Interest rate swap valuation adjustment	(1,300)	(1,227)	(1,097)	(1,176)	(892)
Interest expense associated with interest rate swaps	1,328	1,332	1,327	1,320	1,311
Lease termination income - cash (2)	181	(6,314)	(181)	(2,056)	(6)
Amortization of deferred maintenance	27	169	125	58	54
Straight line rental income (3)	(2,195)	(1,789)	(2,090)	(3,246)	(5,638)
Straight line lease termination income	(1,058)	3,290	(266)	(359)	(429)
Net effect of above/(below) market amortization	(957)	(1,092)	(402)	(118)	(392)
Net operating income - cash basis from discontinued operations	548	110	18	47	143
Net Operating Income - Cash Basis	$ 86,125	$ 86,783	$ 83,249	$ 86,817	$ 92,410
Less Net Operating Income from:					
Acquisitions (4)	(1,807)	(943)	-	-	-
Dispositions (5)	(477)	(2,204)	(2,142)	(6,466)	(12,876)
Same Store NOI - Cash Basis	$ 83,841	$ 83,636	$ 81,107	$ 80,351	$ 79,534

(1) Includes adjustments for straight line-rent related to lease terminations within general and administrative expense.

(2) Excludes adjustments for straight line-rent related to lease terminations.

(3) Includes amounts attributable to consolidated properties, including both continuing and discontinued operations.

(4) Includes the following acquisitions: 650 California Street and 221 Main Street.

(5) Includes the following dispositions: 9 Technology Drive, 7031 Columbia Gateway Drive, 200 South Orange, 180 Park Avenue #103, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Unaudited (in thousands)

	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Net Income	$ 24,988	$ 8,021	$ 3,400	$ 12,927	$ 4,800
Net interest expense	19,273	18,860	17,910	23,191	26,567
Interest income from development authority bonds	(1,800)	(1,800)	(1,800)	(6,671)	(9,107)
Income tax expense (benefit)	409	351	(344)	(146)	424
Depreciation	29,980	30,169	27,304	27,285	27,155
Amortization	19,476	20,221	18,521	19,121	19,705
EBITDA	$ 92,326	$ 75,822	$ 64,991	$ 75,707	$ 69,544
Impairment loss	-	1,432	13,550	-	-
(Gain)/loss on sale of real estate assets	(18,607)	-	-	-	-
Listing costs	-	-	-	3,304	756
Shelf registration costs	269	-	-	-	-
Real estate acquisition-related costs	7,996	6,102	-	-	-
Discontinued operations adjustments	-	650	328	5,196	20,079
Adjusted EBITDA	$ 81,984	$ 84,006	$ 78,869	$ 84,207	$ 90,379
General and administrative	7,836	8,412	6,946	8,210	7,880
Shelf registration costs in G&A	(269)	-	-	-	-
Interest rate swap valuation adjustment	(1,300)	(1,227)	(1,097)	(1,176)	(892)
Interest expense associated with interest rate swaps	1,328	1,332	1,327	1,320	1,311
Lease termination income (1)	(877)	(3,138)	(447)	(2,485)	(435)
Net operating income - GAAP basis from discontinued operations	575	279	142	250	577
Net Operating Income - GAAP Basis	$ 89,277	$ 89,664	$ 85,740	$ 90,326	$ 98,820
Less Net Operating Income from:					
Acquisitions (2)	(3,137)	(1,869)	-	-	-
Dispositions (3)	(553)	(2,418)	(2,356)	(7,437)	(15,072)
Same Store NOI - GAAP Basis	$ 85,587	$ 85,377	$ 83,384	$ 82,889	$ 83,748

(1) Includes adjustments for straight line-rent related to lease terminations.

(2) Includes the following acquisitions: 650 California Street and 221 Main Street.

(3) Includes the following dispositions: 9 Technology Drive, 7031 Columbia Gateway Drive, 200 South Orange, 180 Park Avenue #103, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Unaudited ($ in thousands) (at 9/30/2014)

Facility	Rate Type	Rate	Maturity	Balance
Secured				
544 Lakeview Building mortgage note - repaid 10/8/14	Fixed	5.54%	December-14	$ 9,078
333 Market Street Building mortgage note (1)	Fixed	4.75%	July-15	206,998
SanTan Corporate Center mortgage notes	Fixed	5.83%	October-16	39,000
221 Main Street mortgage note	Fixed	3.95%	May-17	73,000
100 East Pratt Street Building mortgage note (2)	Fixed	5.08%	June-17	105,000
215 Diehl Road Building mortgage note	Fixed	5.55%	July-17	21,000
263 Shuman Boulevard Building mortgage note	Fixed	5.55%	July-17	49,000
One Glenlake Building mortgage note	Fixed	5.80%	December-18	32,748
650 California Street mortgage note	Fixed	3.60%	July-19	130,000
Market Square Buildings mortgage note	Fixed	5.07%	July-23	325,000
Weighted Average / Subtotal		**4.82%**	**55 Months**	**$ 990,824**
			% of Total Debt	**53.9%**
Unsecured				
$450 Million Term Loan (3)	Fixed	2.27%	February-16	$ 450,000
Revolving Credit Facility ($500 MM) (4)	Floating	LIBOR + 130 bps	August-17	150,000
5.875% Unsecured Senior Notes	Fixed	5.88%	April-18	249,119
Weighted Average / Subtotal		**3.30%**	**27 Months**	**$ 849,119**
			% of Total Debt	**46.1%**
Weighted Average / Total		**4.12%**	**42 Months**	**$ 1,839,943**

Floating and Fixed Rate Debt Analysis	% of Total Debt	Weighted Average Rate - Qtr
Fixed Rate Debt	91.8%	4.30%
Floating Rate Debt	8.2%	2.14%
Total Debt	**100.0%**	**4.12%**

Bond Covenant Compliance (As defined in Indenture Agreement)	Metric	Actual (9/30/2014)
Aggregate Debt Test	Max 60%	32%
Debt Service Test	Min 1.50x	4.20x
Secured Debt Test	Max 40%	17%
Maintenance of Total Unencumbered Assets	Min 150%	427%

Term Loan / Revolving Credit Facility Covenant Compliance (As defined in Credit Agreement)	Metric	Actual (9/30/2014)
Secured Debt To Total Asset Value Ratio	Max 40%	19%
Interest Coverage Ratio (adjusted EBITDA)	Min 1.75x	4.08x
Debt to Total Asset Value Ratio	Max 50%	36%
Unencumbered Interest Coverage Ratio	Min 2.00x	7.33x
Unencumbered Asset Coverage Ratio	Min 2.00x	3.60

(1) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the 333 Market Street Building mortgage note at 4.75% per annum and terminates on June 1, 2015. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as a gain or loss on interest rate swaps in our consolidated statements of operations.

(2) Loan is eligible for repayment without penalty beginning July 11, 2015.

(3) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the $450 Million Term Loan at 2.27% per annum and terminates on February 3, 2016. The spread over the swapped rate is based on the company's credit rating with a range from 1.15% to 1.95%. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as a market value adjustment to interest rate swap in our consolidated statements of other comprehensive income. This loan carries two 1-year extension options.

(4) The Revolving Credit Facility ($500MM) bears interest at a rate based on, at the option of Columbia Property Trust, LIBOR for seven days, one-, two-, three-, or six-month periods, plus an applicable margin ranging from 1.00% to 1.70% based on credit rating, or the alternate base rate which is the greater of (a) Prime Rate, (b) Fed Funds plus 1/2 of 1%, and (c) the Libor Rate plus 1%, plus an applicable margin ranging from 0.00% to 0.70% based on credit rating. This facility carries one 1-year extension option.

Unaudited ($ in thousands) (at 9/30/2014)

Maturity Year	Secured Debt Balance	Unsecured Debt Balance	Total Debt Balance	% of Total Debt	Weighted Average Rate - Qtr (1)	% of Gross Real Estate Assets
2014	$ 9,078	$ -	$ 9,078	0.5%	5.54%	0.2%
2015	206,998	-	206,998	11.3%	4.75%	3.8%
2016	39,000	450,000	489,000	26.6%	2.55%	8.9%
2017	248,000	150,000	398,000	21.6%	3.85%	7.2%
2018	32,748	249,119	281,867	15.3%	5.87%	5.1%
2019	130,000	-	130,000	7.1%	3.60%	2.4%
2023	325,000	-	325,000	17.6%	5.07%	5.9%
Total	**$ 990,824**	**$ 849,119**	**$ 1,839,943**	**100.0%**	**4.12%**	**33.5%**
% of Total Debt	**53.9%**	**46.1%**				


Debt Maturity Schedule
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
5.54%
4.75%
2.55%
3.85%
5.87%
3.60%
5.07%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Mortgage Debt
Term Loan
Line of Credit
Bonds

(1) Includes effective rates on variable rate loans swapped to fixed.

Unaudited (SF & $ in thousands) (at 9/30/2014)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S.F.	Leased S.F.	% Leased
UNIVERSITY CIRCLE	San Francisco, CA	100%		$ 33,855	6.8%	$ 75.91	451	446	98.9%
333 MARKET STREET	San Francisco, CA	100%	Yes	24,077	4.9%	36.65	657	657	100.0%
650 CALIFORNIA STREET	San Francisco, CA	100%	Yes	20,081	4.0%	47.59	478	422	88.3%
221 MAIN STREET	San Francisco, CA	100%	Yes	15,618	3.1%	45.94	388	340	87.6%
Subtotal - San Francisco				93,631	18.8%	50.20	1,974	1,865	94.5%
MARKET SQUARE	D.C.	100%	Yes	47,600	9.6%	76.77	684	620	90.6%
80 M STREET	D.C.	100%		12,090	2.4%	51.45	285	235	82.5%
Subtotal - D.C.				59,690	12.0%	69.81	969	855	88.2%
LINDBERGH CENTER	Atlanta, GA	100%		21,597	4.4%	22.61	955	955	100.0%
LENOX PARK BUILDINGS	Atlanta, GA	100%		20,120	4.0%	19.35	1,040	1,040	100.0%
ONE GLENLAKE PARKWAY	Atlanta, GA	100%	Yes	8,972	1.8%	28.39	349	316	90.5%
THREE GLENLAKE PARKWAY	Atlanta, GA	100%		7,331	1.5%	20.65	355	355	100.0%
Subtotal - Atlanta				58,020	11.7%	21.76	2,699	2,666	98.8%
INTERNATIONAL FINANCIAL TOWER	N. New Jersey	100%		22,982	4.6%	37.13	630	619	98.3%
80 PARK PLAZA	N. New Jersey	100%		20,735	4.2%	21.58	961	961	100.0%
180 PARK AVENUE	N. New Jersey	100%		3,880	0.8%	26.58	223	146	65.5%
170 PARK AVENUE	N. New Jersey	100%		-	0.0%	-	145	-	0.0%
Subtotal - N. New Jersey				47,597	9.6%	27.58	1,959	1,726	88.1%
5 HOUSTON CENTER	Houston, TX	100%		21,808	4.4%	41.94	581	520	89.5%
ENERGY CENTER I	Houston, TX	100%		12,350	2.5%	37.20	332	332	100.0%
515 POST OAK	Houston, TX	100%		2,466	0.5%	18.97	275	130	47.3%
Subtotal - Houston				36,624	7.4%	37.30	1,188	982	82.7%
KEY CENTER TOWER	Cleveland, OH	100%		34,755	7.0%	28.99	1,276	1,199	94.0%
KEY CENTER MARRIOTT (HOTEL)	Cleveland, OH	100%		-	0.0%	-	-	-	0.0%
Subtotal - Cleveland				34,755	7.0%	28.99	1,276	1,199	94.0%
ACXIOM	Chicago, IL	100%		6,894	1.4%	21.41	322	322	100.0%
263 SHUMAN BOULEVARD	Chicago, IL	100%	Yes	6,672	1.3%	18.85	354	354	100.0%
HIGHLAND LANDMARK III	Chicago, IL	100%		5,918	1.2%	30.51	273	194	71.1%
THE CORRIDORS III	Chicago, IL	100%		5,897	1.2%	26.56	222	222	100.0%
215 DIEHL ROAD	Chicago, IL	100%	Yes	4,177	0.9%	25.78	162	162	100.0%
544 LAKEVIEW	Chicago, IL	100% (1)	Yes	1,482	0.3%	20.87	139	71	51.1%
BANNOCKBURN LAKE III	Chicago, IL	100%		-	0.0%	-	106	-	0.0%
Subtotal - Chicago				31,040	6.3%	23.43	1,578	1,325	84.0%
100 EAST PRATT	Baltimore, MD	100%	Yes	22,738	4.6%	35.25	653	645	98.8%
1580 WEST NURSERY ROAD	Baltimore, MD	100%		8,048	1.6%	25.55	315	315	100.0%
Subtotal - Baltimore				30,786	6.2%	32.07	968	960	99.2%
222 EAST 41ST STREET	New York, NY	100%		28,110	5.7%	79.41	372	354	95.2%
550 KING STREET BUILDINGS	Boston, MA	100%		10,483	2.1%	21.39	490	490	100.0%
ROBBINS ROAD	Boston, MA	100%		9,465	1.9%	20.67	458	458	100.0%
Subtotal - Boston				19,948	4.0%	21.04	948	948	100.0%
CRANBERRY WOODS DRIVE	Pittsburgh, PA	100%		15,329	3.1%	18.60	824	824	100.0%
SOUTH JAMAICA STREET	Denver, CO	100%		12,840	2.6%	26.86	478	478	100.0%
PASADENA CORPORATE PARK	Los Angeles, CA	100%		7,671	1.5%	30.93	264	248	93.9%
STERLING COMMERCE	Dallas, TX	100%		7,666	1.5%	24.65	311	311	100.0%
800 NORTH FREDERICK	Sub. Maryland	100%		7,043	1.4%	17.92	393	393	100.0%
SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	6,144	1.2%	23.45	267	262	98.1%
Total - All Properties				**$ 496,894**	**100%**	**$ 32.27**	**16,468**	**15,396**	**93.5%**

(1) 544 Lakeview is owned through a subsidiary in which Columbia Property Trust holds a 50% ownership interest, and holds a 100% economic interest.

Unaudited (SF & $ in thousands) (at 9/30/2014)

Geography	State	Number of Properties	Annualized Lease Revenue (ALR)	% of ALR	Rentable Square Footage	Leased Square Footage	% Leased
San Francisco	CA	4	$ 93,631	18.8%	1,974	1,865	94.5%
D.C.	DC	2	59,690	12.0%	969	855	88.2%
Atlanta	GA	4	58,020	11.7%	2,699	2,666	98.8%
N. New Jersey	NJ	4	47,597	9.6%	1,959	1,726	88.1%
Houston	TX	3	36,624	7.4%	1,188	982	82.7%
Cleveland	OH	2	34,755	7.0%	1,276	1,199	94.0%
Chicago	IL	7	31,040	6.3%	1,578	1,325	84.0%
Baltimore	MD	2	30,786	6.2%	968	960	99.2%
New York	NY	1	28,110	5.7%	372	354	95.2%
Boston	MA	2	19,948	4.0%	948	948	100.0%
Pittsburgh	PA	1	15,329	3.1%	824	824	100.0%
Denver	CO	1	12,840	2.6%	478	478	100.0%
Los Angeles	CA	1	7,671	1.5%	264	248	93.9%
Dallas	TX	1	7,666	1.5%	311	311	100.0%
Sub. Maryland	MD	1	7,043	1.4%	393	393	100.0%
Phoenix	AZ	1	6,144	1.2%	267	262	98.1%
Total		**37**	**$ 496,894**	**100%**	**16,468**	**15,396**	**93.5%**

Market Distribution by ALR

(Top 10 Markets = 88.7%)


Other
11.3%
Boston
4.0%
New York
5.7%
Baltimore
6.2%
Chicago
6.3%
Cleveland
7.0%
Houston
7.4%
N. New Jersey
9.6%
Atlanta
11.7%
D.C.
12.0%
San Francisco
18.8%

Unaudited (SF & $ in thousands) (at 9/30/2014)

Tenant	Credit Rating (1)	Number of Properties	Lease Expiration(s) (2)	Annualized Lease Revenue (ALR)	% of ALR	Leased Square Footage
AT&T Corporation/AT&T Services	A-	2	(3)	$ 41,717	8.4%	1,996
Jones Day	Not Rated	1	2016	27,581	5.6%	353
Wells Fargo Bank N.A.	AA-	3	(4)	25,579	5.1%	670
PSEG Services Corporation	BBB+	1	2030	20,735	4.2%	961
IBM	AA-	4	(5)	20,330	4.1%	977
Keybank National Association	A-	1	2030	19,819	4.0%	676
Pershing LLC	A+	1	2021	16,911	3.4%	471
Westinghouse Electric Company	BBB	1	2025	15,329	3.1%	824
T Rowe Price Associates Inc.	Not Rated	1	2027	15,065	3.0%	425
CH2M Hill, Inc.	Not Rated	1	2017	12,840	2.6%	478
Foster Wheeler	BBB-	1	2018	12,350	2.5%	332
Alcatel-Lucent	B-	2	2017	9,465	1.9%	458
Fulbright & Jaworski	Not Rated	1	2015	8,760	1.8%	127
Newell Rubbermaid, Inc.	BBB-	2	2023	8,733	1.8%	411
Northrop Grumman Systems Corporation	BBB+	1	2017	8,048	1.6%	315
DLA Piper US, LLP	Not Rated	1	2018	7,848	1.6%	119
Shearman & Sterling	Not Rated	1	2016	7,027	1.4%	93
Acxiom/May and Speh Inc	BB	1	2021	6,894	1.3%	322
OfficeMax	B-	1	2017	6,672	1.2%	354
Edison Electric Institute	Not Rated	1	2015	5,883	1.2%	77
Other			Various	199,308	40.2%	4,957
Total				**$ 496,894**	**100%**	**15,396**

Industry Diversification


Services - Legal Services
17.5%
Other
19.3%
Const. - Heavy Construction Ex. Building
2.5%
Manf. - Transportation Equipment
3.2%
Manf. - Industrial Machinery And Equipment
4.6%
Services - Engineering & Management Services
6.0%
FIRE - Security And Commodity Brokers
6.5%
Trans & Util - Electric, Gas, And Sanitary Services
7.8%
Services - Business Services
8.8%
Trans & Util - Communication
9.7%
FIRE - Depository Institutions
14.1%

(1) Credit rating may reflect the credit rating of the parent or a guarantor. Only the Standard & Poor's credit rating has been provided.

(2) Unless otherwise indicated, Lease Expiration represents the expiration year of the majority of the square footage leased by the tenant.

(3) There are several leases with AT&T with expiration years ranging from 2018-2023. As a percentage of AT&T's expiring ALR, there is 7.1% expiring in 2018, 56.4% in 2020, and 36.5% in 2023.

(4) There are several leases with Wells Fargo Bank N.A. with expiration years ranging from 2017-2026. As a percentage of Wells Fargo's expiring ALR, there is 7.8% expiring in 2017, 1.6% in 2024, and 90.6% in 2026.

(5) There are several leases with IBM with expiration years ranging from 2015-2020. As a percentage of IBM's expiring ALR, there is 1.5% expiring in 2015, 47.2% in 2016, and 51.3% in 2020.

Unaudited (SF & $ in thousands) (at 9/30/2014)

Year	Expiring Annualized Lease Revenue (ALR)	% of ALR Expiring	Expiring Rentable Square Footage	% of Rentable Square Footage Expiring
Vacant	$ -	0.0%	1,072	6.5%
2014	2,079	0.4%	59	0.4%
2015	36,468	7.3%	951	5.8%
2016	66,882	13.5%	1,416	8.6%
2017	67,549	13.6%	2,383	14.5%
2018	42,930	8.6%	1,070	6.5%
2019	14,243	2.9%	371	2.3%
2020	61,900	12.5%	2,306	14.0%
2021	38,988	7.8%	1,036	6.3%
2022	31,118	6.3%	958	5.8%
2023	28,987	5.8%	1,110	6.7%
2024	4,488	0.9%	134	0.8%
2025	17,423	3.5%	895	5.4%
2026	31,074	6.3%	859	5.2%
2027	15,094	3.0%	425	2.6%
2028+	37,671	7.6%	1,423	8.6%
Total	**$ 496,894**	**100%**	**16,468**	**100%**


Lease Expiration Schedule
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
0.4%
7.3%
13.5%
13.6%
8.6%
2.9%
12.5%
7.8%
6.3%
5.8%
0.9%
3.5%
6.3%
3.0%
7.6%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028+
% of ALR Expiring

Unaudited (SF & $ in thousands)

	Three Months Ended							
	12/31/14		03/31/15		06/30/15		09/30/15	
Geography	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)
San Francisco	7,451	$ 367	15,207	$ 626	1,059	$ 79	36,585	$ 1,274
D.C.	3,156	163	-	-	155,434	10,226	76,793	5,951
Atlanta	-	-	108,313	3,613	3,815	102	-	-
N. New Jersey	-	-	-	-	3,471	197	136,565	1,286
Houston	-	-	-	-	-	-	-	-
Cleveland	-	-	45,304	1,009	206,154	6,238	-	-
Chicago	36,536	1,001	6,126	200	-	-	21,643	651
Baltimore	-	-	-	-	7,986	300	-	-
New York	-	-	-	-	-	-	-	-
Boston	-	-	-	-	-	-	-	-
Pittsburgh	-	-	-	-	-	-	-	-
Denver	-	-	-	-	-	-	-	-
Los Angeles	-	-	-	-	70,663	2,655	-	-
Dallas	-	-	-	-	-	-	-	-
Sub. Maryland	-	-	-	-	-	-	-	-
Phoenix	11,555	297	1,321	34	16,790	449	2,339	59
Total	**58,698**	**$ 1,828**	**176,271**	**$ 5,482**	**465,372**	**$ 20,246**	**273,925**	**$ 9,221**
% of Total Portfolio	**0.4%**	**0.4%**	**1.1%**	**1.1%**	**2.8%**	**4.1%**	**1.7%**	**1.9%**

(1) Expiring ALR is calculated as expiring square footage multiplied by the gross rent per square foot of the tenant currently leasing the space.

Unaudited, Weighted average unless otherwise noted

Renewal Leases	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Number of Leases	6	7	4	9	6
Square Feet of Leasing	44,986	63,558	442,646	170,755	394,896
Lease Term (months)	158	81	166	70	131
Cash Rent Releasing Spread	40.1%	-1.4%	-20.8%	-14.7%	-8.9%
GAAP Rent Releasing Spread	49.5%	12.2%	-5.9%	-8.9%	N/A
Tenant Improvements per Square Foot	82.84	43.48	29.74	18.95	11.72
Leasing Commissions per Square Foot	3.58	30.10	12.97	6.11	10.72
Total per Square Foot	**$ 86.42**	**$ 73.58**	**$ 42.71**	**$ 25.06**	**$ 22.44**
Tenant Improvements per Square Foot per Year of Lease Term	6.29	6.46	2.16	3.24	1.07
Leasing Commissions per Square Foot per Year of Lease Term	0.27	4.48	0.94	1.05	0.98
Total per Square Foot per Year	**$ 6.56**	**$ 10.94**	**$ 3.10**	**$ 4.29**	**$ 2.06**

New Leases (Space Vacant > 1 Year)	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Number of Leases	8	9	1	7	9
Square Feet of Leasing	71,756	125,189	2,758	165,869	88,237
Lease Term (months)	93	126	65	82	73
Tenant Improvements per Square Foot	56.97	48.59	7.00	37.62	36.44
Leasing Commissions per Square Foot	20.69	19.06	21.55	15.18	13.64
Total per Square Foot	**$ 77.66**	**$ 67.65**	**$ 28.55**	**$ 52.80**	**$ 50.08**
Tenant Improvements per Square Foot per Year of Lease Term	7.37	4.62	1.29	5.51	5.98
Leasing Commissions per Square Foot per Year of Lease Term	2.68	1.81	3.98	2.22	2.24
Total per Square Foot per Year	**$ 10.04**	**$ 6.43**	**$ 5.27**	**$ 7.73**	**$ 8.22**

New Leases (Space Vacant < 1 Year)	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Number of Leases	1	2	4	7	5
Square Feet of Leasing	6,287	4,540	14,637	165,832	45,548
Lease Term (months)	88	42	104	152	107
Cash Rent Releasing Spread	187.5%	1.0%	8.7%	4.6%	0.7%
GAAP Rent Releasing Spread	225.1%	14.0%	20.4%	11.1%	N/A
Tenant Improvements per Square Foot	53.33	9.72	37.50	51.66	28.60
Leasing Commissions per Square Foot	20.00	12.25	22.10	12.83	14.44
Total per Square Foot	**$ 73.33**	**$ 21.97**	**$ 59.60**	**$ 64.49**	**$ 43.04**
Tenant Improvements per Square Foot per Year of Lease Term	7.27	2.77	4.33	4.07	3.20
Leasing Commissions per Square Foot per Year of Lease Term	2.73	3.49	2.55	1.01	1.61
Total per Square Foot per Year	**$ 10.00**	**$ 6.26**	**$ 6.88**	**$ 5.08**	**$ 4.81**

Total Leases	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Number of Leases	15	18	9	23	20
Square Feet of Leasing	123,029	193,287	460,041	502,456	528,681
Lease Term (months)	117	111	164	101	119
Cash Rent Releasing Spread	58.7%	-1.2%	-20.1%	-4.3%	-7.9%
GAAP Rent Releasing Spread	71.6%	12.3%	-5.3%	1.8%	N/A
Tenant Improvements per Square Foot	66.60	46.31	29.79	36.94	17.30
Leasing Commissions per Square Foot	14.15	22.36	13.22	11.97	11.53
Total per Square Foot	**$ 80.75**	**$ 68.67**	**$ 43.01**	**$ 48.91**	**$ 28.83**
Tenant Improvements per Square Foot per Year of Lease Term	6.97	5.18	2.22	4.26	2.08
Leasing Commissions per Square Foot per Year of Lease Term	1.80	2.73	1.01	1.42	1.25
Total per Square Foot per Year	**$ 8.77**	**$ 7.91**	**$ 3.23**	**$ 5.69**	**$ 3.33**

Unaudited (SF in thousands)

	Three Months Ended 9/30/2014		
	Leased Square Footage	Rentable Square Footage	Percent Leased
As of June 30, 2014	**15,420**	**16,487**	**93.5%**
Portfolio Activity (1)			
Acquisitions:			
650 California Street	421	478	88.1%
Dispositions:			
7031 Columbia Gateway Drive	(248)	(248)	100.0%
9 Technology Drive	(251)	(251)	100.0%
Subtotal	**15,342**	**16,466**	**93.2%**
Leasing Activity			
New Leases (2)	74	2	
Lease Expirations/Early Terminations	(20)		
Net Absorption	**54**	**2**	
As of September 30, 2014	**15,396**	**16,468**	**93.5%**


Historical Percent Leased
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
93.2%
92.3%
92.4%
93.5%
93.5%
9/30/13
12/31/13
3/31/14
6/30/14
9/30/14
Percent Leased

(1) As of acquisition/disposition date.

(2) Increase in rentable square feet is due to remeasurement.

Unaudited ($ in thousands)

Capital Expenditures	Three Months Ended				
	9/30/2014	6/30/2014	3/31/2014	12/31/2013	9/30/2013
Incremental	1,616	2,419	130	114	693
Non-Incremental	3,926	3,268	7,150	7,599	1,666
Building Capital	**$ 5,542**	**$ 5,687**	**$ 7,280**	**$ 7,713**	**$ 2,359**
Incremental	5,685	2,683	584	126	1,296
Non-Incremental	5,294	6,512	1,811	7,628	7,319
Tenant Improvements	**$ 10,979**	**$ 9,195**	**$ 2,395**	**$ 7,754**	**$ 8,615**
Incremental	834	2,619	1,053	1,574	1,033
Non-Incremental	1,456	709	5,964	3,281	5,198
Leasing Commissions	**$ 2,290**	**$ 3,328**	**$ 7,017**	**$ 4,855**	**$ 6,231**
Incremental	(218)	6,055	79	277	-
Non-Incremental	(185)	714	4,419	(390)	412
Other Leasing Costs	**$ (403)**	**$ 6,769**	**$ 4,498**	**$ (113)**	**$ 412**
Total Incremental	**7,917**	**13,776**	**1,846**	**2,091**	**3,022**
Total Non-Incremental	**10,491**	**11,203**	**19,344**	**18,118**	**14,595**
Total Capital	**$ 18,408**	**$ 24,979**	**$ 21,190**	**$ 20,209**	**$ 17,617**

NOTE: See page 28 of this supplemental report for a description of Incremental and Non-Incremental Capital Expenditures.

Unaudited ($ in thousands) (at 10/30/2014)

Acquisitions

Property Name	Location	Acquisition Date	Percent Ownership	Purchase Price	Rentable Square Footage	$ / SF	% Leased at Acquisition
650 CALIFORNIA STREET	San Francisco, CA	9/9/2014	100.0%	$ 310,200	478,392	$ 648	88.1%
221 MAIN STREET	San Francisco, CA	4/22/2014	100.0%	228,800	387,943	590	82.8%
333 MARKET STREET	San Francisco, CA	12/21/2012	100.0%	395,250	657,114	601	100.0%
TOTAL				**$ 934,250**	**1,523,449**		

Dispositions

Property Name	Location	Disposition Date	Percent Ownership	Sale Price	Rentable Square Footage	$ / SF	% Leased at Disposition
LENOX PARK BUILDINGS (1)	Atlanta, GA	10/3/2014	100.0%	$ 290,000	1,040,327	$ 279	100.0%
9 TECHNOLOGY DRIVE	Boston, MA	8/22/2014	100.0%	47,000	250,813	187	100.0%
7031 COLUMBIA GATEWAY DRIVE	Baltimore, MD	7/1/2014	100.0%	59,509	247,624	240	100.0%
200 SOUTH ORANGE	Orlando, FL	6/30/2014	100.0%	18,800	128,296	147	100.0%
180 PARK AVENUE #103	N. New Jersey	6/4/2014	100.0%	10,200	240,274	42	0.0%
2500 WINDY RIDGE PARKWAY	Atlanta, GA	11/5/2013	100.0%		315,918		100.0%
4200 WILDWOOD PARKWAY	Atlanta, GA	11/5/2013	100.0%		265,078		100.0%
4100 - 4300 WILDWOOD PARKWAY	Atlanta, GA	11/5/2013	100.0%		250,000		80.0%
120 EAGLE ROCK	N. New Jersey	11/5/2013	100.0%		177,820		35.4%
919 HIDDEN RIDGE	Dallas, TX	11/5/2013	100.0%		253,340		100.0%
4300 CENTREWAY PLACE	Dallas, TX	11/5/2013	100.0%		139,445		94.3%
ONE CENTURY PLACE	Nashville, TN	11/5/2013	100.0%		538,790		95.2%
STERLING COMMERCE CENTER	Columbus, OH	11/5/2013	100.0%		322,679		100.0%
CHASE CENTER BUILDING	Columbus, OH	11/5/2013	100.0%		388,669		100.0%
4241 IRWIN SIMPSON	Cincinnati, OH	11/5/2013	100.0%		223,533		100.0%
8990 DUKE ROAD	Cincinnati, OH	11/5/2013	100.0%		78,240		100.0%
11200 WEST PARKLAND AVENUE	Milwaukee, WI	11/5/2013	100.0%		229,627		100.0%
COLLEGE PARK PLAZA	Indianapolis, IN	11/5/2013	100.0%		179,460		79.9%
1200 MORRIS DRIVE	Philadelphia, PA	11/5/2013	100.0%		114,071		100.0%
13655 RIVERPORT DRIVE	St. Louis, MO	11/5/2013	100.0%		188,500		100.0%
15815 25TH AVENUE WEST	Seattle, WA	11/5/2013	100.0%		87,385		100.0%
16201 25TH AVENUE WEST	Seattle, WA	11/5/2013	100.0%		68,962		0.0%
333 & 777 REPUBLIC DRIVE	Detroit, MI	11/5/2013	100.0%		169,200		100.0%
Subtotal (18 Property Portfolio)				521,500	3,990,717	131	
DVINTSEV	Moscow, Russia	3/21/2013	100.0%	67,500	144,863	466	93.1%
ONE WEST FOURTH STREET	Winston-Salem, NC	12/12/2012	100.0%		431,466		84.2%
180 E. 100 SOUTH	Salt Lake City, UT	12/12/2012	100.0%		210,781		0.0%
BALDWIN POINT	Orlando, FL	12/12/2012	100.0%		164,766		87.7%
TAMPA COMMONS	Tampa, FL	12/12/2012	100.0%		254,808		65.7%
LAKEPOINTE 3	Charlotte, NC	12/12/2012	100.0%		112,580		100.0%
LAKEPOINTE 5	Charlotte, NC	12/12/2012	100.0%		111,847		100.0%
11950 CORPORATE BOULEVARD	Orlando, FL	12/12/2012	100.0%		226,548		100.0%
EDGEWATER CORPORATE CENTER	Lancaster, SC	12/12/2012	100.0%		182,000		77.2%
2000 PARK LANE	North Fayette, PA	12/12/2012	100.0%		234,859		61.7%
Subtotal (9 Property Portfolio)				260,501	1,929,655	135	
5995 OPUS PARKWAY	Minnetonka, MN	1/12/2012	100.0%	22,750	165,007	138	99.9%
EMERALD POINT	Dublin, CA	1/9/2012	100.0%	37,250	195,729	190	31.1%
TOTAL				**$ 1,335,010**	**8,333,305**		

(1) Property sold subsequent to quarter end. Operational & portfolio information contained in the supplemental does not reflect this transaction.

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. These measures include earnings (or components of earnings), as defined, from both continuing operations and discontinued operations. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Adjusted Funds From Operations ("AFFO"): AFFO is calculated by adjusting Normalized FFO to exclude (i) additional amortization of lease assets (liabilities), (ii) straight-line rental income, (iii) straight-line rental income - lease terminations, (iv) gain (loss) on interest rate swaps, (v) non-incremental capital expenditures, and adding back (vi) stock based compensation expense and (vii) non-cash interest expense. Because AFFO adjusts for income and expenses that we believe are not reflective of the sustainability of our ongoing operating performance, we believe AFFO provides useful supplemental information. AFFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income, as an alternative to net cash flows from operating activities or as a measure of our liquidity.

Annualized Lease Revenue ("ALR"): ALR is calculated by multiplying (i) rental payments (defined as base rent plus operating expense reimbursements, if payable by the tenant on a monthly basis under the terms of a lease that have been executed, but excluding a) rental abatements and b) rental payments related to executed but not commenced leases for space that was covered by an existing lease), by (ii) 12. In instances in which contractual rents or operating expense reimbursements are collected on an annual, semi-annual, or quarterly basis, such amounts are multiplied by a factor of 1, 2, or 4, respectively, to calculate the annualized figure. For leases that have been executed but not commenced relating to vacant space, ALR is calculated by multiplying (i) the monthly base rental payment (excluding abatements) plus any operating expense reimbursements for the initial month of the lease term, by (ii) 12.

Adjusted EBITDA: Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization and incrementally removing any impairment losses, gains or losses from sales of property, real estate acquisition-related costs, discontinued operations adjustments, or other extraordinary items. We do not include impairment losses in this measure because we feel these types of losses create volatility in our earnings and make it difficult to determine the earnings generated by our ongoing business. We believe adjusted EBITDA is a reasonable measure of our liquidity. Adjusted EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate adjusted EBITDA differently and our calculation should not be compared to that of other REITs.

EBITDA: EBITDA is defined as net income before interest, taxes, depreciation and amortization. We believe EBITDA is a reasonable measure of our liquidity. EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate EBITDA differently and our calculation should not be compared to that of other REITs.

Funds From Operations ("FFO"): FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (computed in accordance with GAAP), plus depreciation of real estate assets and amortization of lease-related costs, excluding gains (losses) on sales of real estate and impairment losses on real estate assets. The Company computes FFO in accordance with NAREIT's definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies and this may not be comparable to those presentations. We consider FFO an appropriate supplemental performance measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

Normalized Funds From Operations: We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) real estate acquisition-related costs, (ii) listing costs, and (iii) loss on early extinguishment of debt. Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. These measures include earnings (or components of earnings), as defined, from both continuing operations and discontinued operations. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Cash Net Operating Income ("Cash NOI"): Cash NOI is defined as Adjusted EBITDA adjusted for (i) portfolio general and administrative expense, (ii) interest rate swap valuation adjustments, (iii) interest expense associated with interest rates swaps, (iv) cash lease termination income, (v) amortization of deferred maintenance, (vi) straight-line rent, (vii) straight-line rent - lease terminations, (viii) net effect of above/(below) market amortization, (ix) GAAP lease termination expense (x) discontinued operations adjustments. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. Cash NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

GAAP Net Operating Income ("GAAP NOI"): GAAP NOI is defined as Adjusted EBITDA adjusted for (i) portfolio general and administrative expense, (ii) interest rate swap valuation adjustments, (iii) interest expense associated with interest rates swaps, (iv) GAAP lease termination income, (v) discontinued operations adjustments. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. GAAP NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Incremental Capital Expenditures : Incremental Capital Expenditures are defined as capital expenditures that incrementally enhance the underlying assets' income generating capacity. Tenant improvements, leasing commissions, and deferred lease incentives incurred to lease space that was vacant at acquisition, improvements associated with the expansion of a building and renovations that change the underlying classification of a building are included in this measure.

Non-Incremental Capital Expenditures: Non-Incremental Capital Expenditures are defined as capital expenditures related to tenant improvements, leasing commissions and building capital that do not incrementally enhance the underlying assets' income generating capacity. We exclude first generation tenant improvements and leasing commissions from this measure.

Same Store Net Operating Income ("Same Store NOI"): Same Store NOI is calculated as the NOI attributable to the properties owned or placed in service during the entire span of the current and prior year reporting periods. We believe Same Store NOI is an important measure of comparison of our stabilized properties' operating performance. Other REITs may calculate Same Store NOI differently and our calculation should not be compared to that of other REITs.